Exhibit 99.1

Not intended for release, publication or distribution, in whole or in part, directly or indirectly, in any jurisdiction in which such release, publication or distribution would be unlawful.

Media Release

Denver, Colorado / Opfikon, 8 November 2024; xx:00 CET

Liberty Global announces completion of Sunrise spin-off transaction

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Liberty Global Ltd. (Liberty Global) (NASDAQ: LBTYA, LBTYB and LBTYK) today announces that it has completed the previously announced spin-off of its Swiss business, Sunrise, into a separate publicly traded company.

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The completion follows the approval of the transaction at a special meeting of Liberty Global shareholders on 25 October 2024. Liberty Global will continue to own and operate its Liberty Telecom businesses in Belgium, Ireland, Slovakia, the U.K and the Netherlands.

Mike Fries, CEO, Liberty Global, and incoming chairman of Sunrise, comments: «The successful completion of the spin-off marks an important milestone in our ongoing strategy to unlock value for Liberty Global shareholders, allowing them to directly participate in the future performance of Sunrise with its strong capital structure, attractive equity story, future cash generation potential and scope for dividends. Under the leadership of its experienced management team, Sunrise is well-positioned to continue to deliver innovative solutions and superior connectivity to Swiss consumers and businesses.»

André Krause, CEO of Sunrise, says: «With the legal execution of the spin-off completed today, we are again an independent Swiss company. In a few days, we will be listed on the SIX Swiss Exchange as Switzerland’s premium and scaled challenger with a strong No. 2 position in the Swiss telecommunications market. We are primed for growth and cash returns, offering a compelling investment opportunity to existing and new investors and we are very excited about it.»

As part of the legal execution of the spin-off, the Board of Directors of Sunrise established an audit committee, a compensation committee and a nominating committee and appointed the following directors to serve as members of these committees as of today:

Audit Committee • Thomas D. Meyer (Chair) • Catherine Mühlemann • Enrique Rodriguez	Compensation Committee • Adam Bird • Ingrid Deltenre (Chair) • Enrique Rodriguez	Nominating Committee • Adam Bird (Chair) • Catherine Mühlemann • Lutz Schüler

Share trading

Sunrise shares, in the form of Sunrise American Depository Shares (ADSs), will be distributed to Liberty Global shareholders by the ADS depository on 12 November 2024. Liberty Global shareholders will receive 1 Sunrise Class A ADS for every 5 Class A or Class C Liberty Global shares held as of the close of business on the distribution record date of 4 November 2024, and 2 Class B ADSs for every 1 Liberty Global Class B share.

Sunrise Class A ADS will commence trading on the Nasdaq under the ticker symbol «SNRE» on 13 November, and the Sunrise Class A common shares on the SIX Swiss Exchange under the ticker symbol «SUNN» on 15 November. Sunrise Class A shares are anticipated to be included in the Swiss Performance Index five trading days following 15 November 2024. As of the spin-off, 68,759,702 Sunrise Class A Common Shares and 25,977,316 Sunrise Class B Shares will be outstanding.

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Not intended for release, publication or distribution, in whole or in part, directly or indirectly, in any jurisdiction in which such release, publication or distribution would be unlawful.

Holders of ADSs who wish to hold the Sunrise shares directly, rather than in ADS form, will need to cancel the ADSs, withdraw the underlying shares and deposit such shares with a bank, broker or other nominee capable of holding and trading the Sunrise shares on the SIX Swiss Exchange. Sunrise ADS holders should confirm with their brokers how ADSs or Sunrise shares can be held, purchased, sold, financed and transferred.

Holders of Sunrise ADSs will be entitled to cancel the Sunrise ADSs and withdraw the underlying Sunrise shares at any time beginning on 14 November 2024 as follows:

•	1 Sunrise Class A share for each Sunrise Class A ADS

•	1 Sunrise Class B share for each Sunrise Class B ADS

Sunrise ADS holders who cancel their Sunrise ADSs and withdraw the underlying Sunrise ordinary shares within the first three months following the spin-off will not have to pay cancellation fees of up to $0.05 per Sunrise ADS1.

Shareholder Resources

Liberty Global has engaged D.F. King Ltd. and D.F. King & Co, Inc. (D.F. King) to act as information agent for the spin-off. Questions from retail holders regarding the spin-off may be directed to D.F. King at:

UK Retail Helpline operated by D.F. King Ltd.

•	Telephone: 0333 300 1933

•	Operating hours: 09:00-17:30 (UK Time)

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Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. The helpline is open between 09:00-17:30 UK time, Monday to Friday excluding public holidays in England and Wales

US Retail Helpline operated by D.F. King & Co., Inc.

•	Telephone toll-free: (866) 521-4487

•	Operating hours 09:00-22:00 (Eastern Time)

•	The helpline is open between 09:00-22:00 Eastern time, Monday to Friday excluding public holidays

Private Client Brokers

•	Any intermediary or advisor that represents retail investors can contact the Retail Information Agent, D.F. King, with questions concerning the spin-off using the below contact details

•	Email: LBTY@dfking.com

For more information, please visit www.libertyglobal.com or https://www.sunrise.ch/en/corporate-communications/investor-relations or contact:

[1]	Holders of Sunrise ADSs will be responsible for paying any taxes or other expenses in connection with such cancellation

Liberty Global Investor Relations Michael Bishop +44 20 8483 6246 ir@libertyglobal.com	Liberty Global Corporate Communications Bill Myers +1 303 437 5880 Matt Beake +44 20 8483 6428

Sunrise Investor Relations Alex Herrmann +41 58 777 61 00 investor.relations@sunrise.net	Sunrise Media Relations Rolf Ziebold +41 58 777 76 66 media@sunrise.net

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Not intended for release, publication or distribution, in whole or in part, directly or indirectly, in any jurisdiction in which such release, publication or distribution would be unlawful.

ABOUT LIBERTY GLOBAL

Liberty Global (NASDAQ: LBTYA, LBTYB and LBTYK) is a world leader in converged broadband, video and mobile communications services. Liberty Telecom delivers next-generation products through advanced fiber and 5G networks, and currently provide over 80 million* connections across Europe. Our businesses operate under some of the best-known consumer brands, including Telenet in Belgium, Virgin Media in Ireland, UPC in Slovakia, Virgin Media-O2 in the U.K. and VodafoneZiggo in The Netherlands. Through our substantial scale and commitment to innovation, we are building Tomorrow’s Connections Today, investing in the infrastructure and platforms that empower our customers to make the most of the digital revolution, while deploying the advanced technologies that nations and economies need to thrive.

Liberty Global’s consolidated businesses generate annual revenue of more than $4 billion, while the VMO2 JV and the VodafoneZiggo JV generate combined annual revenue of more than $18 billion.**

Liberty Growth, our global investment arm, has a portfolio of more than 75 companies and funds across the content, technology and infrastructure industries, including stakes in companies like ITV, Televisa Univision, Plume, AtlasEdge and the Formula E racing series.

*	Represents aggregate consolidated and 50% owned non-consolidated fixed and mobile subscribers. Includes wholesale mobile connections of the VMO2 JV and B2B fixed subscribers of the VodafoneZiggo JV.
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Revenue figures above are provided based on full year 2023 Liberty Global consolidated results and the combined as reported full year 2023 results for the VodafoneZiggo JV and full year 2023 U.S. GAAP results for the VMO2 JV.

Telenet, the VMO2 JV and the VodafoneZiggo JV deliver mobile services as mobile network operators. Virgin Media Ireland delivers mobile services as a mobile virtual network operator through third-party networks. UPC Slovakia delivers mobile services as a reseller of SIM cards.

Liberty Global Ltd. is listed on the Nasdaq Global Select Market under the symbols “LBTYA”, “LBTYB” and “LBTYK”.

www.libertyglobal.com

ABOUT Sunrise

Sunrise GmbH, a former subsidiary of Liberty Global, is Switzerland’s largest private telecommunications company.

Sunrise provides high-quality mobile, landline, broadband and TV services to residential customers. Sunrise offers business customers 360° communications solutions and integrated ICT solutions for connectivity, security and IoT from a single source to take companies forward in their quest for digitalisation. They benefit from a powerful ecosystem of strategic partners and superb end-to-end service with solutions perfectly tailored to their needs.

With its hybrid fibre network, which includes a world-class mobile network, Sunrise is a leading provider of giga-speed internet in Switzerland. The Sunrise broadband network reaches more than 95% of Swiss households with giga speeds and Sunrise provides 5G mobile coverage to practically the whole of the Swiss population. The Sunrise mobile network is the only network in Switzerland to have been awarded the highest rating of «OUTSTANDING» in the connect mobile-network test eight times in a row. Sunrise offers the highest quality of mobile broadband Internet and the largest 5G network in Switzerland (connect issue 1/2024).

As of the end of September 2024, the Sunrise customer base included around 3.1 million mobile, 1.1 million broadband and 1.0 million enhanced TV customers (RGU), as well as thousands of companies as business customers.

Sunrise boasts a dynamic and international environment where everyone has a voice, where perspectives are shared and where values are respected. Being an employer that provides equal opportunities to a diverse workforce is critical to the success of the company. Roughly 2,600 employees (FTE) from around 80 nations, representing many different languages and religions, contribute to the success of Sunrise with their expertise, innovative thinking and exceptional commitment, and reflect the diversity of their customers.

www.sunrise.ch

No Offer to Sell or Solicit

This communication is not an offer to sell or a solicitation of offers to purchase or subscribe for shares or a solicitation of any vote or approval. This document is not a prospectus within the meaning of the Swiss Financial Services Act and not a prospectus under any other applicable laws. Copies of this document may not be sent to, distributed in or sent from jurisdictions in which this is barred or prohibited by law. The information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy, in any jurisdiction in which such offer or solicitation would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any jurisdiction and there shall be no sale of securities in any such jurisdiction.

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Not intended for release, publication or distribution, in whole or in part, directly or indirectly, in any jurisdiction in which such release, publication or distribution would be unlawful.

This announcement is only addressed to and directed at specific addressees who: (A) if in member states of the European Economic Area (the EEA) are people who are “qualified investors” within the meaning of Article 2(e) of Regulation (EU) 2017/1129 (as amended) (the Prospectus Regulation) (Qualified Investors); and (B) if in the UK, are “qualified investors” within the meaning of Article 2(e) of the UK version of the Prospectus Regulation as it forms part of domestic law in the UK by virtue of the European Union (Withdrawal) Act 2018 (the UK Prospectus Regulation) who are: (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the Order); or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order; or (C) are other persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (as amended)) in connection with the sale of any securities of Sunrise or any member of its group may otherwise lawfully be communicated or caused to be communicated (all such persons referred to in (B) and (C) being Relevant Persons). This announcement must not be acted on or relied on (i) in the UK, by persons who are not Relevant Persons and (ii) in any member state of the EEA by persons who are not Qualified Investors. Any investment activity to which this announcement relates (i) in the U.K. is available only to, any may be engaged in only with, Relevant Persons; and (ii) in any member state of the EEA is available only to, and may be engaged only with, Qualified Investors.

This communication is an advertisement for the purposes of the Prospectus Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended) and underlying legislation. It is not a prospectus. A copy of any prospectus published by Sunrise will, if approved and published, be made available for inspection on the Liberty Global website at www.libertyglobal.com subject to certain access restrictions.

This communication constitutes advertising in accordance with article 68 of the Swiss Financial Services Act. Such advertisements are communications to investors aiming to draw their attention to financial instruments. Any investment decisions with respect to any securities should not be made based on this advertisement.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the spin-off of Liberty Global’s businesses attributed to Sunrise into a separate publicly traded company (the Transaction) and other information and statements that are not historical fact. These forward-looking statements are subject to certain risks and uncertainties, some of which are beyond Liberty Global’s and Sunrise’s control, that could cause actual results to differ materially from those expressed or implied by these statements. Such risks and uncertainties include the trading and development of a trading market for Sunrise’s Class A shares on the SIX Swiss Exchange and for Sunrise’s Class A American depositary shares on the Nasdaq Global Select Market, Liberty Global’s ability to realize the expected benefits from the Transaction, unanticipated difficulties or costs in connection with the Transaction, Sunrise’s ability to successfully operate as an independent public company and maintain its relationships with material counterparties after the Transaction and other factors detailed from time to time in Liberty Global’s or Sunrise’s filings with the Securities and Exchange Commission, including Liberty Global’s most recently filed annual report on Form 10-K, as it may be supplemented from time to time by Liberty Global’s quarterly reports and other subsequent filings.

These forward-looking statements speak only as of the date hereof. Liberty Global and Sunrise expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty Global’s or Sunrise’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. You are cautioned not to place undue reliance on any forward-looking statement.

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